[Stradley Ronon Stevens & Young, LLP Letterhead]

Michael P. O'Hare

MO'Hare@stradley.com

215.564.8198

March 9, 2011

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene
          Kevin C. Rupert

Re:	Scout Funds (the “Trust”) (File Nos. 333-96461 and 811-09813) Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Greene and Mr. Rupert:

On behalf of the above-referenced Trust, the following are the responses to the SEC Staff’s comments, provided via telephone, with regard to Post-Effective Amendment Nos. 24/25 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on January 28, 2011, pursuant to Rule 485(a)(1) and (a)(2) under the Securities Act of 1933, as amended (“1933 Act”).

The Trust also filed a separate Registration Statement on Form N-14 to register shares of the new Scout Core Plus Bond Fund (a newly created series of the Trust) to be issued in connection with the reorganization of the Frontegra Columbus Core Plus Fund series of Frontegra Funds, Inc. (“Frontegra”) into the Scout Core Plus Bond Fund, and to register shares of the Scout Bond Fund (an existing series of the Trust) (together with the Scout Core Plus Bond Fund, the “Acquiring Funds” or the “Funds”) to be issued in connection with the reorganization of the Frontegra Columbus Core Fund series of Frontegra (together with the Frontegra Columbus Core Plus Fund, the “Acquired Funds”) into the Scout Bond Fund.

The purpose of the Amendment is to effectuate certain changes to the Scout Bond Fund (to be renamed the “Scout Core Bond Fund”) in order to conform the Scout Bond Fund’s investment objective and policies to those of the Frontegra Columbus Core Fund, as well as to re-designate existing shares of the Scout Bond Fund as Institutional Class shares and to create a new class of shares (Class Y) of the Scout Bond Fund, in connection with the reorganization.  Additionally, the Amendment is intended to register shares of the Scout Core Plus Bond Fund, which is being formed to serve as the successor fund to the Frontegra Columbus Core Plus Fund.

Shareholders of the Acquired Funds are being asked to approve an Agreement and Plan of Reorganization under which their Acquired Fund would be reorganized into the respective Acquiring Fund in a tax free transaction, after which they would become shareholders of the respective Acquiring Fund.  The shareholder meeting is scheduled to take place on April 18, 2011 and the reorganization is scheduled to take place on April 21, 2011.

As we discussed with you, any disclosure changes to the Acquiring Fund’s Prospectus and SAI described in this response letter will be reflected in a post-effective amendment filed pursuant to Rule 485(a), which will be promptly followed by a request to accelerate the effectiveness of the post-effective amendment.  Once the registration is effective, we will include the resulting Prospectus and SAI with (and incorporate the documents by reference into) the Combined Proxy Statement/Prospectus and SAI, respectively, that are part of the Trust’s Registration Statement on Form N-14 relating to the reorganization.  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

General Comments

1.  Comment:  In light of the recent letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”), in the “Principal strategies” section of the fund summary for each Fund: (i) confirm that each specific type of derivative in which a Fund may invest as a principal strategy is listed; and (ii) explain how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies.

Response:  The list of derivatives in the fund summary for each Fund is a complete list of the derivatives in which such Fund invests as a principal strategy.  Disclosure in the Scout Core Bond Fund summary has been revised as follows:

The Fund may also invest in credit default swap agreements, which may include both single-name credit default swap agreements and credit default swap index products, such as CDX index products.  These derivatives may be used to enhance Fund returns, increase liquidity and/or gain exposure to certain instruments or markets (i.e., the corporate bond market) in a more efficient or less expensive way.  The credit default swap agreements that the Fund invests in may provide investment grade fixed income exposure.

In addition, disclosure in the Scout Core Plus Bond Fund summary has been revised as follows:

The Fund may also invest in credit default swap agreements, which may include both single-name credit default swap agreements and credit default swap index products, such as CDX index products.  These derivatives may be used to enhance Fund returns, increase liquidity and/or gain exposure to certain instruments or markets (i.e., the corporate bond market) in a more efficient or less expensive way.  The credit default swap agreements that the Fund invests in may provide exposure to the entire investment grade and high yield fixed income market, which can include underlying issuers rated as low as CCC by S&P.

2.  Comment:  Please confirm that the Trust made the fidelity bond filings required by Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) in 2005.

Response:  Fidelity bond coverage was in place throughout the periods in question.  The fidelity bond covering the period June 30, 2004 through June 30, 2005 was filed on Form 40-17G on September 9, 2004.  The fidelity bond covering the period June 30, 2005 to July 1, 2006 was filed on Form 40-17G on October 26, 2006.

Prospectus Comments

1.  Comment:  Please confirm that the Prospectus includes appropriate risk disclosure regarding the recent market volatility.

Response:  We can confirm that the Prospectus includes the referenced disclosure.  Each Fund provides the following regarding Market Risks in the Main Risks section in each Fund Summary in the Prospectus:

Market Risks: The Fund’s investments are subject to market risk, which may cause the value of the Fund’s investments to decline. If the value of the Fund’s investments goes down, the share price of the Fund will go down, and you may lose money. U.S. and international markets have experienced extreme volatility, reduced liquidity, credit downgrades, increased likelihood of default and valuation difficulties in recent years.

2.  Comment:  Please be advised that the Trust may remove the Shareholder Fees tables for the Funds since the Funds do not charge any such fees.

Response:  As is permitted by Form N-1A, the Trust intends to leave the Shareholder Fees tables for the Funds in the Prospectus for consistency within the fund family and to make it clear that shareholders of these Funds are not subject to such fees.

3.  Comment:  Please consider changing “fee waiver” to “fee reduction” in the expense tables and corresponding footnotes to the expense tables, since the recoupment feature in the Fee Waiver and Expense Assumption Agreement carries the potential for waived fees to be recouped such that the fee waiver may not be permanent.

Response:  After carefully considering your comment, Trust management respectfully feels that the use of the word “waiver” is appropriate as it is contemplated by Form N-1A, is consistent with industry practice and reflects the terms of the Fee Waiver and Expense Assumption Agreement.  The fee waiver is described in such a way that it is clear that fees can be waived while there is a contingent possibility that there may be a recoupment.  Please see the Investment Advisor subsection of the Investment Advisor and Portfolio Managers section of the Prospectus for a description of the fee waiver and the recoupment feature.  Furthermore, Trust management feels that the word “reduction” implies the notion of permanence more so than the word “waiver.”

4.  Comment:  In the “Principal strategies” section of the fund summary for each Fund, the disclosure currently states that "If the current real rate is less than historical norms, the market is considered overvalued and the Advisor will run a defensive portfolio."  Please clarify what is meant by running a "defensive portfolio."

Response:  "Running a defensive portfolio" in the context above means that the portfolio will have a duration or interest rate sensitivity less than the overall market.  In response to your comment, the Trust has revised the disclosure in each Fund summary as follows:

If the current real rate is higher than historical norms, the market is considered undervalued and the Advisor will manage the portfolio with duration greater than the market duration. In general, securities with longer maturities are more sensitive to interest rate changes.  If the current real rate is less than historical norms, the market is considered overvalued and the Advisor will run a defensive portfolio by managing the portfolio with duration less than the market duration.  The Advisor normally structures the Fund so that the overall portfolio has a duration of between two and seven years based on market conditions.

5.  Comment:  In the second paragraph of the “Principal strategies” section of the fund summary for the Scout Core Bond Fund and in the third paragraph of the “Principal strategies” section of the fund summary for the Scout Core Plus Bond Fund, the disclosure currently states “As a result of this strategy, each Fund’s portfolio turnover rate will vary from year to year depending on market conditions.”  Please revise the disclosure in each Fund summary to clarify that it only applies to one fund.

Response:  In response to your comment, the Trust has revised the disclosure as follows:  “As a result of this strategy, the Fund’s portfolio turnover rate will vary from year to year depending on market conditions.”

6.  Comment:  In the “Principal strategies” section of the fund summary for each Fund, provide clarification regarding the credit quality of the underlying securities involved in the credit default swap agreements.

Response:  The disclosure has been clarified as described above in the Trust’s response to Comment 1.

7.  Comment:  If any of the derivative investments that the Funds invest in create leverage, please add corresponding leverage risk disclosure.

Response:  In response to your comment, the Trust has added the following risk disclosure to the summary of each Fund:

Leverage risk associated with financial instruments: The use of financial instruments to increase potential returns, including derivatives used for investment (non-hedging) purposes, may cause the Fund to be more volatile than if it had not been leveraged.  The use of leverage may also accelerate the velocity of losses and can result in losses to the Fund that exceed the amount originally invested.

8.  Comment:  Instruction 2(c) to Item 4 of Form N-1A provides that “[i]f the Fund selects an index that is different from the index used in a table for the immediately preceding period, explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index.”  Please confirm that footnotes 1 and 2 to the Annual Total Return Table in the fund summary of the Scout Core Bond Fund comply with these requirements.

Response:  In response to your comment, the Trust has revised the disclosure in footnote 1 as follows:

Effective December 1, 2010, the Fund changed its primary benchmark to the Barclays Capital U.S. Aggregate Bond Index from the Barclays Capital 1-5 Year Govt./Credit Index.  The Barclays Capital U.S. Aggregate Bond Index represents the securities of the U.S. dollar-denominated investment grade bond market, and is widely used as a reference benchmark for bond market performance.  This change was made to correspond with a simultaneous change in the Fund’s investment policy increasing the expected overall weighted average maturity of the portfolio.

We can confirm that footnote 2 complies with the requirements of Instruction 2(c) to Item 4 of Form N-1A.  Footnote 2 provides the following:

Effective June 30, 2010, the Lipper Short Investment Grade Debt Funds Index replaced the Lipper Short/Intermediate Investment Grade Debt Funds Index.  This change reflects Lipper’s change in categorization of the Fund.

9.  Comment:  In the table entitled "Annual Fund Operating Expenses" on page 6 of the Prospectus, please add a line item entitled "Acquired Fund Fees and Expenses" to the extent required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:  We can confirm that the line item is not necessary and the current disclosure satisfies the requirements of Instruction 3(f)(i) to Item 3 of Form N-1A.

10.  Comment:  In the Principal Investment Strategies subsection of the Additional Information About Investment Objectives, Policies And Portfolio Holdings section of the Prospectus on page 11, please change the word “charge” to “change” in the following sentence:

In cases where a fund has adopted a policy of investing at least 80% of its assets in the type of securities suggested by the Fund’s name, the Fund will (as indicated above) provide shareholders with written notice of the charge at least sixty days before it occurs.

Response:  The requested revision has been made.

11  Comment:  Please provide an explanation regarding the following disclosure, which appears in the Principal Investment Strategies subsection of the Additional Information About Investment Objectives, Policies And Portfolio Holdings section of the Prospectus on page 11, and indicate whether revisions are necessary to provide clarity regarding the Funds’ borrowing practices:

For purposes of any such 80% policy, the term “assets” means the Fund’s net assets, including any borrowings for investment purposes, consistent with SEC requirements.  The Funds do not, however, intend to borrow money for purposes of making investments.

Response:  Where a Fund has adopted a policy of investing, under normal circumstances, at least 80% of its assets in securities suggested by its name in accordance with Rule 35d-1 under the 1940 Act, we have included Prospectus disclosure that refers to 80% of the Fund’s “assets” (which is the term used in Rule 35d-1) and have included disclosure indicating that, for purposes of the 80% policy, “assets” means “net assets, plus the amount of any borrowings for investment purposes.”  This disclosure is consistent with Rule 35d-1.  Since the Funds do not intend to borrow for investment purposes, we believe that defining “assets” as “net assets, plus the amount of any borrowings for investment purposes” in the first paragraph of the Principal Investment Strategies subsection of the Additional Information About Investment Objectives, Policies and Portfolio Holdings section of the Prospectus would be misleading to investors, in that it would improperly imply that the Funds will, as a principal investment strategy, engage in borrowing for investment purposes.

12.  Comment:  In the Principal Investment Strategies sections of the Prospectus, the portfolio managers of the Funds are described as a “portfolio management team.”  However, in the Portfolio Managers section of the Prospectus on page 16, Mark M. Egan is listed as the lead portfolio manager of the Funds and Thomas M. Fink, Todd Thompson and Steven T. Vincent are listed as co-portfolio managers of the Funds.  Please clarify whether the portfolio managers operate according to a “team” approach or if there is a lead portfolio manager and other co-portfolio managers.

Response:  Mark M. Egan does lead the portfolio management team, as lead portfolio manager.  In that regard, he collaborates with the other team members (Thomas M. Fink, Todd Thompson and Steven T. Vincent) who serve as co-portfolio managers.  Therefore, the Trust intends to retain the current disclosure.

13.  Comment:  Please add disclosure regarding the designation of the Anti-Money Laundering Compliance Officer for the Funds to the Customer Identification Program section of the Prospectus.

Response:  The requested revision has been made.  The Trust has added the following sentence to the Customer Identification Program section of the Prospectus:

The Funds have designated an Anti-Money Laundering compliance officer.

14.  Comment:  Please add disclosure to the Prospectus that the Scout Core Plus Bond Fund will adopt the financial statements of the Frontegra Columbus Core Plus Fund.

Response:  In response to your comment, the Trust has added the following disclosure to the Performance section of the Scout Core Plus Bond Fund summary in the Prospectus:

The Fund will be the successor to the Frontegra Columbus Core Plus Fund pursuant to a proposed reorganization that is expected to take place in April of 2011.  Accordingly, once the reorganization is complete, the Frontegra Columbus Core Plus Fund will be the accounting survivor for financial statement and performance reporting purposes.  However, as of the date of this Prospectus, the reorganization has not yet been approved by the shareholders of the Frontegra Columbus Core Plus Fund and has not occurred.

In addition, the Trust has added the following disclosure to the Financial Highlights section of the Prospectus:

The Core Plus Bond Fund will be the successor to the Frontegra Columbus Core Plus Fund pursuant to a proposed reorganization that is expected to take place in April of 2011.  Accordingly, once the reorganization is complete, the Frontegra Columbus Core Plus Fund will be the accounting survivor for financial statement purposes.  However, as of the date of this Prospectus, the reorganization has not yet been approved by the shareholders of the Frontegra Columbus Core Plus Fund and has not occurred.

15.  Comment:  Please add disclosure to the Prospectus that shares of the Scout Core Plus Bond Fund will not be offered for sale to the public until the reorganization has been consummated.

Response:  In response to your comment, the Trust has added the following disclosure to page 11 of the Prospectus:

As of the date of this Prospectus, the reorganization of the Frontegra Columbus Core Plus Fund with and into the Scout Core Plus Bond Fund has not yet been approved by the shareholders of the Frontegra Columbus Core Plus Fund and has not occurred.  The Scout Core Plus Bond Fund will not sell shares to the public until the reorganization has been completed.

Statement of Additional Information (“SAI”) Comments

1.  Comment:  Please confirm that enhanced governance and risk oversight disclosure was incorporated into the Rule 485(a) filing.

Response:  Enhanced governance and risk oversight disclosure was incorporated into the Rule 485(a) filing.

2.  Comment:  Please provide clarification regarding the Funds’ borrowing policy.

Response:  As a matter of fundamental policy, each Fund is permitted to borrow money to the extent permitted under the 1940 Act.  However, disclosure in the Prospectus indicates that the Funds do not intend to borrow money for purposes of making investments.  As a matter of non-fundamental policy, each Fund has indicated that if it does engage in borrowing, if borrowings exceed 5%, the Fund will not purchase additional investment securities until outstanding borrowings represent less than 5% of the Fund’s assets.  We have revised the disclosure in the Investment Restrictions section on page 15 of the SAI as follows:

As indicated above, as a matter of fundamental policy, each Fund is permitted to borrow money or issue senior securities, to the extent permitted under the 1940 Act.  At the present time, as a matter of non-fundamental policy, no Fund intends to borrow money in excess of 5% of its net assets, however, if borrowings do exceed 5%, the Fund will not purchase additional investment securities until outstanding borrowings represent less than 5% of the Fund’s assets.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Connie Martin, Scout Funds
Warren Green, Scout Funds
Kirstin Salzman, Husch Blackwell LLP
Benjamin Wiesenfeld, Scout Investments, Inc.
Jason Bartel, UMB Distribution Services, LLC